Prime Number Acquisition I Corp.

May 9, 2022

Via Edgar

Ms. Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Prime Number Acquisition I Corp.
Amendment No. 2 to the Registration Statement Filed: May 4, 2022
File No. 333-262457

Dear Ms. Packebusch:

This letter is in response to an oral comment we received on May 9, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prime Number Acquisition I Corp. (the “Company,” “we,” and “our”). The Staff asks the Company to disclose a risk in enforceability of civil liability to the extent that any member of management is not located in the United States.

We hereby respectfully advise the Staff that all of our officers, directors and director nominees are located in the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP